UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 20, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

PRICE SENSITIVE INFORMATION

The purpose of this announcement is to disclose the following information: (1) Capital increase in China Cargo Airlines by the Company; (2) Acquisition of assets of Shanghai Cargo Airlines by China Cargo Airlines; (3) Acquisition of assets of Great Wall Airlines by China Cargo Airlines.

–	REGARDING CAPITAL INCREASE IN CHINA CARGO AIRLINES BY THE COMPANY

The Company, COSCO Group, Concord Pacific Limited and Singapore Cargo Airlines increased their respective capital in China Cargo Airlines based on its appraised value as at 30 June 2010, which shall become a Sino-foreign equity joint venture. The capital increase of China Cargo Airlines amounts to RMB2.05 billion, among which RMB1.0455 billion is contributed by the Company, RMB 348.5 million is contributed by COSCO Group, RMB328 million is contributed by Concord Pacific Limited and RMB328 million is contributed by Singapore Cargo Airlines. Upon the completion of the capital increase, the proportion of shareholding in China Cargo Airlines will be owned as to 51% by the Company, 17% by COSCO Group, 16% by Concord Pacific Limited and 16% by Singapore Cargo Airlines (upon the completion of the capital increase, China Cargo Airlines is hereinafter referred to as the “New China Cargo Airlines”)

–	REGARDING ACQUISITION OF THE CORE AIR CARGO TRANSPORTATION BUSINESS AND RELATED ASSETS OF SHANGHAI CARGO AIRLINES

Upon becoming a Sino-foreign equity joint venture, China Cargo Airlines will acquire the core air cargo transportation business and related assets (including all assets, liabilities, aircrafts, personnel, routes and contracts) from Shanghai Cargo Airlines, the consideration of which being based on the appraised value of Shanghai Cargo Airlines as at 30 June 2010.

–	REGARDING ACQUISITION OF THE CORE AIR CARGO TRANSPORTATION BUSINESS AND RELATED ASSETS OF GREAT WALL AIRLINES

Upon becoming a Sino-foreign equity joint venture, China Cargo Airlines will acquire all the core air cargo transportation business and related assets of Great Wall Airlines (including all assets, liabilities, aircrafts, personnel, routes and contracts etc), the consideration of which being based on the appraised value of Great Wall Airlines as at 30 June 2010.

This transaction is a connected transaction under the Rules Governing Listing of Securities on the Stock Exchange of Shanghai (the “Shanghai Listing Rules”). Since the connected transactions between the Company and its controlling shareholder namely China Eastern Air Holding Compnay (“CEA Holding”) amount to more than 5% of the audited net assets of the Company for the year 2009, the transaction is subject to approval by shareholders in general meeting of the Company under Shanghai Listing Rules.

China Cargo Airlines and Great Wall Airlines will sign an Asset Acquisition Agreement in Shanghai on 20 December 2010 for the purchase of the core air cargo transportation business and related assets of Great Wall Airlines. Upon entering into such an agreement, the acquisition of assets will constitute a connected transaction under the Rules Governing Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listng Rules”). Information relating to the transaction will be disclosed purusant to the requirements of the Listing Rules upon entering into the agreement.

This announcement is made pursuant to the disclosure requirements under Rule 13.09(1) of the Hong Kong Listing Rules.

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) makes this announcement to disclose information relating to the following: (1) Capital increase in China Cargo Airlines Co., Ltd. (“China Cargo Airlines”) by the Company; (2) Acquisition of assets of Shanghai Airlines Cargo International Co., Ltd. 上海國際貨運航空有限公司 (“Shanghai Cargo Airlines”) by China Cargo Airlines; (3) Acquisition of assets of Great Wall Airlines 長城航空有限公司 (“Great Wall Airlines”) by China Cargo Airlines.

I.	BRIEF DESCRIPTION OF THE CAPITAL INCREASE IN CHINA CARGO AIRLINES

A Capital Increase Agreement relating to capital increase of China Cargo Airlines will be signed in Shanghai on 20 December 2010 among the Company, COSCO Group, Concord Pacific Limited and Singapore Airlines Cargo Pte Ltd. (“Singapore Cargo Airlines”). Under the Capital Increase Agreement, capital will be contributed as to RMB1.0455 billion by the Company, RMB348.5 million by COSCO Group, RMB328 million by Concord Pacific Limited and RMB328 million by Singapore Cargo Airlines. This capital increase does not constitute a connected transaction.

Such capital increase in China Cargo Airlines by the Company has been considered by the fourth meeting of the sixth session of the Board, details of which were published on 16 December 2010 in China Securities Journal, Shanghai Securities News, the website of Shanghai Stock Exchange and Announcement of Resolutions of the Board of China Eastern Airlines Corporation Limited on the website of the Company.

(1)	Basic information of the investor entities

Apart from the Company, investor entities involved in this capital increase exercise of China Cargo Airlines include COSCO Group, Concord Pacific Limited and Singapore Cargo Airlines, details of which are as follows:

COSCO Group is a company legally established and subsisting under the laws of the PRC. Its legal address is 158 Fuxingmen Nei Da Street, Beijing, the PRC, Postal Code: 100031. Its legal representative is Wei Jiafu;

Concord Pacific Limtied is a company legally established and subsisting under the laws of Samoa. Its legal address is P.O. Box 3269, Apia, Samoa. Its authorized representative is: Lin Bou-Shiu;

Singapore Cargo Airlines is a company legally established and subsisting under the laws of Singapore. Its registered address is Singapore Airline House, 25 Airline Road, Singapore, Postal Code: 819829. It authorized representative is Tan Kai Ping.

(2)	Brief Description on the Capital Increase in China Cargo Airlines

(1)	Basic information of China Cargo Airlines

China Cargo Airlines was incorporated on 22 July 1998, with a registered capital of RMB950 million. It is engaged in air cargo and mail transportation and related air transportation services on international, domestic and regional routes.

As at 30 June 2010, It had audited total assets of RMB4.01 billion, total liabilities of RMB4.642 billion and net assets of RMB-635 million.

China Cargo Airlines is originally a domestic enterprise legally established and validly subsisting under the laws of the PRC, with a registered capital of RMB950 million, of which 70% and 30% of its equity interests are held by the Company and COSCO Group respectively.

(2)	Matters regarding assets appraisal

China Tong Cheng Assets Appraisal Co., Ltd. has conducted valuation of all shareholding interests in China Cargo Airlines, and issued a valuation report on the appraisal of assets of all shareholding interests of China Cargo Airlines Co., Ltd. namely Zhong Tong Ping Bao Zi (2010) No. 256 (中通評報字 (2010)第256號《中國貨運航空有限公司股東全部權益資產評估報告書》) on 17 December 2010. This valuation involved on-site investigation, market research and enquiry of the assets and liabilities of China Cargo Airlines, and fairly reflected the market values of those aforesaid assets as at 30 June 2010. This valuation adopts a cost approach and the appraisal record date is 30 June 2010. Prior to the valuation, on the book, China Cargo Airlines had assets of RMB3,962,915,700, liabilities of RMB4,617,701,400 and net assets of RMB–654,785,700. Upon appraisal, it had assets of RMB4,617,356,800, liabilities of RMB4,617,701,400 and net assets of RMB–344,600. The full text of the valuation report will be made available on the website of Shanghai Stock Exchange.

(3)	Detailed Information of the Capital Increase

The capital increase in China Cargo Airlines is based on the appraised value of China Cargo Airlines on 30 June 2010, which shall become a Sino-foreign equity joint venture.

Given the appraised net assets of RMB-344,600 of China Cargo Airlines (the final amount is subject to the filing of the assets appraisal report with and confirmation by the state-owned assets authorities), under relevant requirements, its shareholders may agree upon their respective shareholding proportion based on the appraised value. Accordingly, upon fair negotiation among its shareholders, it has been determined that out of the total amount of RMB2.05 billion capital increase, the Company shall contribute RMB1.0455 billion or 51%; COSCO Group shall contribute RMB348.5 million or 17%; Concord Pacific Limited shall contribute RMB328 million or 16%; and Singapore Cargo Airlines shall contribute RMB328 million or 16%.

(4)	Basic Information on New China Cargo Airlines

The registered capital of New China Cargo Airlines is RMB 3 billion.

The business objective of the shareholders of the New China Cargo Airlines is to establish China Cargo Airlines as a public air transportation enterprise based in Shanghai, so that it utilizes the advanced technology and operational skills, market skills and other knowledge and skills from various parties, and make use of civil aircrafts to engage in air transportation and related services, thereby achieving increasingly growing economic efficiency for shareholders and contributing to the development of the civil air transportation industry of the PRC.

The scope of operation of the New China Cargo Airlines shall be (based upon the final approved version by approving authorities): operating chartered and irregular flights on international, domestic and regional routes transporting cargoes, mails and luggage, and speed post agency, ground service agency, and ground delivery business; cargo loading and unloading, transportation, checking, measurement, packaging, cargo management, storage, road transportation; and third-party logistics design and implementation; repair and maintenance for civil aircraft and equipment and vehicles; agency businesses for domestic and international airlines; and agency service for road and marine transportation of cargoes and mails on international, domestic and regional routes; and business consulting regarding cargo transportation and logistics.

(3)	Key contents of the Capital Increase Agreement

The Company, COSCO Group, Concord Pacific Limited and Singapore Cargo Airlines increased their respective capital in China Cargo Airlines based on its appraised value as at 30 June 2010. The capital increase of China Cargo Airlines amounts to RMB2.05 billion, among which RMB1.0455 billion is contributed by the Company, RMB 348.5 million is contributed by COSCO Group, RMB328 million is contributed by Concord Pacific Limited and RMB328 million is contributed by Singapore Cargo Airlines. The proportion of shareholding in New China Cargo Airlines will be owned as to 51% by the Company, 17% by COSCO Group, 16% by Concord Pacific Limited and 16% by Singapore Cargo Airlines.

During the period from the appraisal record date to the end of the calendar month of the delivery date, the profit and loss of China Cargo Airlines measured at historical cost in accordance with the PRC Generally Accepted Accounting Principles (“Profit and Loss of the period”) (including the interest of the Profit and Loss of the period) shall be shared between the Company and COSCO Group, being the original shareholders.

Upon completion of the capital increase exercise, the board of directors of China Cargo Airlines shall be composed of 13 directors, out of whom 7 shall be nominated by the Company, 2 shall be nominated by COSCO Group, 2 shall be nominated by Concord Pacific Limited and 2 shall be nominated by Singapore Cargo Airlines. Senior Management team shall comprise a president, a financial controller and several vice presidents. Nomination of senior management members shall be conducted under the following rules: (1) the president and financial controller shall be nominated by the Company; (2) each of other shareholders shall be entitled to nominate a candidate to run for the post of vice president, details of allocation of work being determined by the president; (3) other members of the senior management team shall be nominated by the president.

The Capital Increase Agreement will be effective upon its having been signed by the Company, COSCO Group, Concord Pacific Limited and Singapore Cargo Airlines, and approval having been obtained from competent authorities responsible for commerce matters.

All disputes arising from the execution and performance of the Capital Increase Agreement or otherwise relating to such agreement shall be resolved through friendly negotiations among the parties concerned. If a dispute cannot be resolved within 60 days through negotiations, such disputes shall be filed with China International Economic and Trade Arbitration Commission for arbitration under the arbitration rules then effective, and the arbitration venue being in Shanghai. The ruling of any of such arbitration shall be final and conclusive and shall be binding upon all parties concerned.

II.	ACQUISITION OF ASSETS OF SHANGHAI CARGO AIRLINES

(1)	Description of transaction

China Cargo Airlines and Shanghai Cargo Airlines will sign an asset acquisition agreement in Shanghai on 20 December 2010, pursuant to which the core cargo air transportation business and related assets of Shanghai Cargo Airlines shall be acquired by China Cargo Airlines. This acquisition does not constitute a connected transaction.

Such acquisition of assets of Shanghai Cargo Airlines has been considered by the fourth meeting of the sixth session of the Board, details of which were published on 16 December 2010 in China Securities Journal, Shanghai Securities News, the website of Shanghai Stock Exchange and Announcement of Resolutions of the Board of China Eastern Airlines Corporation Limited on the website of the Company.

The subjects of this acquisition include all assets, liabilities, aircrafts, personnel, routes and contracts of Shanghai Cargo Airlines. The preliminary transfer price is RMB29.316 million (the final amount is subject to the filing of the assets appraisal report with and confirmation by the state-owned assets authorities). All profit and loss of the core cargo air transportation business and related assets incurred during the period commencing from the base date for appraisal record date to the asset delivery date shall accrue to Shanghai Cargo Airlines.

This acquisition of assets from Shanghai Cargo Airlines is still subject to approval by competent authority responsible for civil aviation industry, and shall obtain consent from creditors and lessors of aircrafts.

(2)	Basic information of Shanghai Cargo Airlines

Shanghai Cargo Airlines is a foreign-invested enterprise established and subsisting under the laws of the PRC, with a registered address of 100 Airport Avenue, Pudong Airport, Shanghai. Its authorised representative is Zhu Yimin. It has a registered capital of RMB664,050,000 and is engaged in cargo transportation and related services on both domestic and international routes. Its shareholders are Shanghai Airlines Co., Ltd. (“Shanghai Airlines”), which became a wholly-owned subsidiary of the Company upon absorption of Shanghai Airlines by the Company through share exchange), Concord Pacific Limited and Juniper Estate B.V., among which Shanghai Airlines holds 55% stake, Concord Pacific Limited holds 25% stake and Juniper Estate B.V. holds 20% stake.

As at 30 June 2010, Shanghai Cargo Airlines had audited total assets of RMB850 million, total liabilities of RMB940 million and net assets of RMB-90 million.

(3)	Matters regarding assets appraisal

China Tong Cheng Assets Appraisal Co., Ltd. has conducted valuation of all shareholding interests in Shanghai Cargo Airlines, and issued a valuation report on the appraisal of assets of all shareholding interests of Shanghai Cargo Airlines namely Zhong Tong Ping Bao Zi (2010) No. 257 (中通評報字(2010)第257號《上海國際貨運航空有限公司股東全部權益資產評估報告書》 ) on 17 December 2010. This valuation involved on-site investigation, market research and enquiry of the assets and liabilities of Shanghai Cargo Airlines, and fairly reflected the market values of those aforesaid assets as at 30 June 2010. This valuation adopts a cost approach and the appraisal record date is 30 June 2010. Prior to the valuation, on the book, Shanghai Cargo Airlines had assets of RMB846,634,300, liabilities of RMB937,644,100 and net assets of RMB–91,009,800. Upon appraisal, it had assets of RMB967,265,600, liabilities of RMB937,949,600 and net assets of RMB29,316,000. The full text of the valuation report is available on the website of Shanghai Stock Exchange.

(4)	Key contents of the Asset Acquisition Agreement

The Asset Acquisition Agreement has the following key contents:

The subjects of this acquisition include all assets, liabilities, aircrafts, personnel, routes and contracts of Shanghai Cargo Airlines. The preliminary transfer price is RMB29,316,000 (the final amount is subject to the filing of the assets appraisal report with and confirmation by the state-owned assets authorities). All profit and loss of the core cargo air transportation business and related assets incurred during the period commencing from the base date for appraisal record date to the date of completion of asset delivery date shall accrue to Shanghai Cargo Airlines and the consideration will be adjusted accordingly.

The agreement will be effective upon satisfaction of the following conditions: the agreement having been signed and sealed by the legal representatives or its authorized persons of both parties and the capital increase of China Cargo Airlines (including capitalization from accumulated reserve) under the Capital Increase Agreement having been approved by the Ministry of Commerce, and China Cargo Airlines having obtained the business licence issued by competent authorities responsible for industry and commerce concerning the change to a foreign-invested enterprise.

On the asset delivery date, China Cargo Airlines shall first pay 70% of the preliminary transfer price, and shall pay the remaining transfer consideration upon completion of audit of the profit and loss incurred during the period.

On the asset delivery date, Shanghai Cargo Airlines shall deliver to China Cargo Airlines the subject assets and the originals of all those relevant contracts, deeds, agreements, undertakings, letters of guarantee, letters of credit, insurance policies and other relevant documents.

Upon completion of transfer of assets of Shanghai Cargo Airlines, the Company shall do its best endeavor to procure and ensure that Shanghai Cargo Airlines shall promptly obtain approval documents from competent departments consenting to its dissolution, and that revocation of industry and commerce registration of Shanghai Cargo Airlines shall be completed within one year after the change of China Cargo Airlines to a foreign-invested enterprise or such other periods as shall be determined by the parties through negotiations.

III.	ACQUISITION OF ASSETS OF GREAT WALL AIRLINES

(1)	Description of transaction

China Cargo Airlines and Great Wall Airlines will sign an asset acquisition agreement in Shanghai on 20 December 2010 to acquire the core cargo air transportation business and the related assets of Great Wall Airlines. This acquisition constitutes a connected transaction.

Such acquisition of assets of Great Wall Airlines has been considered by the fourth meeting of the sixth session of the Board, details of which were published on 16 December 2010 in China Securities Journal, Shanghai Securities News, the website of Shanghai Stock Exchange and Announcement of Resolutions of the Board of China Eastern Airlines Corporation Limited on the website of the Company.

The subjects of this acquisition include all assets, liabilities, aircrafts, personnel, routes and contracts of Great Wall Airlines. The preliminary transfer price is RMBM386.855 million (the final amount is subject to the completion in the filing of the assets appraisal report with the state-owned assets authorities). All profit and loss of the core cargo air transportation business and related assets incurred during the period commencing from the base date for appraisal record date to the date of completion of asset delivery date shall accrue to Great Wall Airlines.

This acquisition of assets from Great Wall Airlines is still subject to approval by competent authority responsible for civil aviation industry, and shall obtain consent from creditors and lessors of aircrafts.

This transaction is a connected transaction under Shanghai Listing Rules. Since the connected transactions between the Company and its controlling shareholder namely CEA Holding amount to more than 5% of the audited net assets of the Company for the year 2009, the transaction is subject to approval by shareholders in general meeting of the Company under Shanghai Listing Rules.

Upon entering into such an agreement, the acquisition of assets will constitute a connected transaction under the Hong Kong Listing Rules. Information relating to the transaction will be disclosed purusant to the requirements of the Hong Kong Listing Rules upon entering into the agreement.

(2)	Basic information of Connected Party

Great Wall Airlines is a foreign-invested enterprise established and subsisting under the laws of the PRC held as to 51% by CEA Holding. It is a connected party of the Company. Its registered address is 16/F and Suites 1-8 and 17 of 17/F, 1600 Century Avenue, Pudong New District, Shanghai. Its scope of operation includes air transportation of cargoes and mails on international and domestic routes; agency business among airlines; service relating to air transportation of cargoes and mails; chartered flight business; logistics business and cargo transportation and storage service. Its legal representative is Mr. Meng Yulei. It has a registered capital of RMB1 billion and audited total assets of RMB710 million, and net assets of RMB374 million.

(3)	Matters regarding assets appraisal

China Tong Cheng Assets Appraisal Co., Ltd. has conducted valuation of all shareholding interests in Great Wall Airlines, and issued a valuation report on the appraisal of assets of all shareholding interests of Great Wall Airlines namely Zhong Tong Ping Bao Zi (2010) No. 258 (中通評報字(2010)第258號《長城航空有限公司股東全部權益資產評估報告書》) on 17 December 2010. This valuation involved on-site investigation, market research and enquiry of the assets and liabilities of Great Wall Airlines, and fairly reflected the market values of those aforesaid assets as at 30 June 2010. This valuation adopts a cost approach and the appraisal record date is 30 June 2010. Prior to the valuation, on the book, Great Wall Airlines had assets of RMB710,372,900, liabilities of RMB336,414,000 and net assets of RMB373,958,900. Upon appraisal, it had assets of RMB723,269,000, liabilities of RMB336,414,000 and net assets of RMB386,855,000. The full text of the valuation report is available on the website of Shanghai Stock Exchange.

(4)	Key contents and pricing policy of the Asset Acquisition Agreement

The subjects of this acquisition include all assets, liabilities, aircrafts, personnel, routes and contracts of Great Wall Airlines. The preliminary transfer price is RMBM386.855 million (the final amount is subject to the filing of the assets appraisal report with and confirmation by the state-owned assets authorities). All profit and loss of the core cargo air transportation business and related assets incurred during the period commencing from the base date for appraisal record date to the asset delivery shall accrue to Great Wall Airlines and the consiteration will be adjusted accordingly.

The agreement will be effective upon satisfaction of the following conditions: the agreement having been signed and sealed by the legal representatives or its authorized persons of both parties and the capital increase of China Cargo Airlines (including capitalization from accumulated reserve) under the Capital Increase Agreement having been approved by the Ministry of Commerce, and China Cargo Airlines having obtained the business licence issued by competent authorities responsible for industry and commerce concerning the change to a foreign-invested enterprise.

On the asset delivery date, China Cargo Airlines shall first pay 70% of the preliminary transfer price, and shall pay the remaining transfer consideration upon completion of audit of the profit and loss incurred during the period.

On the asset delivery date, Great Wall Airlines shall deliver to China Cargo Airlines the subject assets and the originals of all those relevant contracts, deeds, agreements, undertakings, letters of guarantee, letters of credit, insurance policies and other relevant documents.

(5)	Purpose of the connected transaction and implication to listed company

In response to the PRC Government’s plans to revitalise the logistics industry and to develop Shanghai as an aviation and shipping centre as well as an international financial centre, China Cargo Airlines’ acquisition of the assets of Great Wall Airlines will position China Cargo Airlines as a key player of the PRC’s logistics industry and the development of Shanghai as an aviation and shipping centre as well as an international financial centre, thereby creating an aviation logistics enterprise with international competitiveness. Hence, the acquisition aligns with the development strategy of the Company. It enhances China Cargo Airlines’ capability for sustainable development and avoids horizontal competition. It is also in the interests of the Company and its shareholders as a whole and beneficial to the long-term development of the Company.

(6)	Opinion of independent directors regarding acquisition of assets of Great Wall Airlines

Such acquisition of assets of Great Wall Airlines has been considered by the fourth meeting of the sixth session of the Board and independently opined upon by the independent directors, details of which were published on 16 December 2010 in China Securities Journal, Shanghai Securities News, the website of Shanghai Stock Exchange and Announcement of Resolutions of the Board of China Eastern Airlines Corporation Limited on the website of the Company.

By order of the board of Directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors, as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC
20 December 2010